Mail Stop 4561

August 14, 2007

<u>VIA U.S. MAIL AND FAX (212) 547-2700</u>

Andrew C. Richardson
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Ave., 18th Floor
New York, NY 10022

   Re: **Northstar Realty Finance Corp.**
      Form 10-K for Fiscal Year Ended
      December 31, 2006
      Filed March 15, 2007
      Form 10-Q for Quarterly Period Ended
      March 31, 2007
      Filed May 10, 2007
      File No. 001-32330

Dear Mr. Richardson:

   We have reviewed your response letter dated August 6, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds from Operations and Adjusted Funds from Operations, page 60

1.   We have reviewed your response to our prior comment number one. It appears that you have not adequately justified the use of AFFO as a performance measure in compliance with Item 10(e). As such, please remove the measure in future filings or provide us with additional information.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 4

2.   We have reviewed your response to our prior comment number five. In view of your inclusion of the quantitative disclosure of non-cash investing and financing activities, we believe you should disclose the specific transactions that resulted in these non-cash investing and financing activities. Please tell us the nature of these specific transactions, and disclose this information in future filings.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Branch Chief